

September 8, 2014

Via Email
Manbo He
Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27F, China Central Place, Tower II,
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

      Re: **Xinyuan Real Estate Co., Ltd.**
                Form 20-F for Fiscal Year Ended December 31, 2013
                Filed April 25, 2014
                File No. 1-33863

Dear Dr. He:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 16C, page 141

1.   Your disclosure indicates that $480,987 was paid to Ernst & Young Hua Ming LLP in 2013 "for the assurance and related services, which mainly included a SAS 100 review of the Company's June 30, 2013 financial statements and other assurance services rendered in connection with our Form F-3 filing in November 2013 and the issuances of our Senior Secured Notes in May and December 2013, respectively". Please reconcile this disclosure with page 54 of the Form F-3 where you reported only $113,300 of accounting fees and expenses related to the offering. Also, please elaborate on the nature of the "other assurance services" so that the distinction between these services and the services you characterize as "audit fees" is clear. See Item 16C(b) of the form instructions. Further, please clarify how the audit committee specifically applied paragraph (c)(7)(i)(C) of Regulation S-X Rule 2-01 in approving these services.

Financial Statements, page F-1

Note 14- Income Taxes, page F-39

(c) LAT, page F-41

2.   The disclosure on page 21 states that there is a material risk that PRC tax authorities may challenge the basis under which you have been paying your land appreciation taxes. However, your disclosure on page F-41 states that "For the years ended December 31, 2011, 2012 and 2013, the Group has made full provision for LAT with respect to properties sold up to December 31, 2013 in accordance with the requirements set forth in the relevant PRC tax laws and regulations". We note the similar disclosure on page 78. Consequently, it is not clear what specific factors may reasonably cause the amounts recognized in your audited financial statements to "require subsequent adjustments". For example, if the tax is only levied when a property is sold (page F-21), and if the progressive tax rates are known, and if you consistently recognize the tax liability in the period it is incurred, then please explain why you may be required to pay significantly more than the amounts paid and accrued in your financial statements.

3.   Please tell us the total land appreciation tax (LAT) liability recognized in your December 31, 2013 financial statements. Tell us also the amounts of LAT you paid in each year presented. Fully describe the transactions which generate the LAT obligation. Further, tell us the frequency and the manner in which your LAT obligations are reported to the corresponding tax authorities. Please also clarify how much time the tax authorities generally give you to pay the LAT.

4.   If the progressive tax rates range from 30% to 60%, then please explain why your annual LAT expenses (page F-39) are only 9%-12% of gross profit instead of at least 30% of gross profit. In addition, please explain why the 2012 tax expense decreased from 2011 even though 2012 real estate sales increased by 33%.

5.   Please tell us, and disclose in future filings, the range of reasonably possible losses in excess of the amount accrued for land appreciation taxes. See ASC 450-20-50-4b.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief